ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and mining of gold properties located primarily in the United States (“US”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the US under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to March 23, 2009 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, which have been prepared in accordance with Canadian generally accepting accounting principles. All amounts are in Canadian dollars unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2008 and 2007, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights for the Year 2008

•	Merger with Canyon Resources Corporation (“Canyon”) closed March 18, 2008 (the “Canyon Merger”).
•	Commenced mining and ore crushing operations at the Briggs Mine.
•	Increased proven and probable reserves by 77 percent in the Briggs Mine; completed an updated mine plan.
•	Yamana Gold Inc. drilled an encouraging second round on Atna’s Clover project in Elko County, Nevada and made a US$150,000 option payment.
•
Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, provided notice that they completed their US$30 million work program at the Pinson gold project to earn a 70% interest in the project. Atna will retain 30% interest in the project.

•	Drilling beneath the main pit at the Briggs Mine outlined additional mineralization; new drilling at Cecil R, a satellite project to Briggs, began in early 2009.
•	Closed the US$20 million sale of a royalty portfolio, including the Wolverine Royalty.
•	Acquired the remaining land position at the Columbia gold property (formally known as Seven-Up Pete gold property) which contains significant gold resources.
•	Reward Gold Project feasibility study completed, reserves were disclosed; major permits have been granted with final approval expected in the second quarter 2009.
•	Optioned the Adelaide and Tuscarora gold properties in Nevada to Golden Predator for work commitments and other compensation.

Acquisition Activities

Atna – Canyon Merger

Atna and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The Canyon Merger significantly increased the gold reserves and resources controlled by the Company and will provide near term gold production opportunities from the Briggs Mine and the Reward Gold Project.

Sale of Royalties Package including the Wolverine Royalty, Yukon

In September 2008, the Company sold a portfolio of royalty interests for US$20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory, a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale of the royalties resulted in a gain of approximately $21.1 million.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Columbia Gold Property Claims (Formerly Seven-Up Pete Gold Property)

In June 2008, the Company acquired certain additional claims at the Columbia gold property in order to consolidate the land package containing all of the known body of mineralization. The acquisition cost for these claims was US$500,000 in cash and 604,308 common shares of Atna. The seller retained a four percent net smelter return royalty on the additional claims purchased.

Asset Sales

Atna is marketing non-core assets from the merged companies to focus on core operations including development of the Briggs Mine, Reward, Pinson and Columbia gold projects. The US$6.0 million agreement to sell approximately 900,000 acres from its portfolio of severed fee mineral rights in the state of Montana to a private Wyoming corporation failed to close as of the date of this report. The Company continues to market the mineral rights package but cannot guarantee it will be successful due to the difficulties in arranging financing in the current financial environment. In addition, the Company is marketing a portfolio of six exploration properties in the Yukon and British Columbia. These properties are massive sulfide exploration targets containing lead, zinc, silver and copper potential and do not fit with Atna’s current gold focus.

Development Activities

Briggs Mine

The Briggs Mine is located in Inyo County, California on the west side of the Panamint Range near Death Valley. CR Briggs Corporation is a wholly-owned subsidiary of Atna and has mineral rights over approximately 4,800 acres in the area of the mine. The Mine is an open-pit, heap leach operation that has produced 550,000 ounces of gold from 1996 to 2004.

An updated technical report detailing the estimation of open pit and underground reserves and resources at the Briggs Mine, was completed in May 2008. The report concluded that a positive economic return may be achieved. Restart activities commenced and the first gold pour is expected during the second quarter of 2009. Production during 2009 is forecast to be approximately 19,000 ounces. Highlights of the Briggs Mine include:

•
Open pit proven and probable reserves containing 267,000 ounces of gold with an average grade of 0.021oz/ton based on a gold price of US$750/oz, a 77 percent increase over the previous reserve estimate, dated May 8, 2008.

•	Mine life of six years.
•	Planned production of approximately 210,000 ounces of gold with an average full year production rate that ranges between 40,000 to 50,000 ounces.
•	Life-of-mine cash cost and full cost is projected to be US$470 and US$590 per ounce of gold, respectively.
•	Life-of-mine pre-tax cumulative cash flow at a gold price of US$750 is approximately US$36 million.
•	Total project pre-tax cash flow increases by approximately US$20 million for every US$100 increase in gold price.
•	Key site management and support positions are in place.

Ore is being loaded on the leach pad and gold production is expected to increase to an annualized rate of between 40,000 to 50,000 ounces per year. Approximately 50 percent of existing plant capacity will be utilized at these production rates, allowing for a possible increase in production, if additional reserves can be developed. A total of approximately US$10 million has been spent on the Briggs project through February 2009. Additional capital and working capital spending at the Briggs Mine is projected to be about US$7 million for the remainder of 2009. The new, expanded mine plan is located entirely within the existing permit boundary area. However, a portion of the expansion area will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project Cecil R. Results of this program are positive, confirming deeper gold mineralization beneath the current minable reserves in the Briggs Main pit. Atna has intersected this new Briggs Main Deep (“BMD”) zone with fourteen holes. The BMD drill holes intersected a gently dipping tabular zone over an area 800 feet (north-south) by 700 feet wide. Apparent thickness of the zone ranges from 30 to 90 feet. The mineralized horizon comes within 40 to 50 feet of the US$750/oz-gold design pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts.

The apparent thickness, grades, and broad distribution of the BMD mineralization warrant additional drilling to further define the mineralization. Follow-up drilling at BMD will begin immediately after completing drilling currently underway at the Cecil R deposit, located approximately 4 miles north of the Briggs Mine. Goals for the BMD drill program include:

•	Confirmation and delineation of the BMD zone to add to the mine-life and/or annual production rate.
•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to improve effective mine planning.
•	Development of an increased reserve estimate and revised mine plan for the Briggs Mine.

The Cecil R satellite project is located four miles north of the Briggs Mine. Drilling at Cecil R is designed to expand the existing mineralized zone to the south and to define the gold mineralization limits. The Company expects to commence preparation of a NI 43-101 compliant technical report that would include an estimate of mineral resources at Cecil R at the completion of this drilling program.

Gold at Cecil R is hosted by a sub-horizontal zone of strongly iron stained quartz-feldspathic gneiss at the base of thin poorly consolidated Quaternary gravels. The existing mineralization forms a near surface, gently dipping blanket distributed over an area 1,500 feet by 1,200 feet and varying in thickness from 10 to 50 feet. Previous highlights reported by Canyon Resources from 2007 work at Cecil R (February 28, 2008, press release) include:

•	Hole CR07-5 with 25 feet grading 0.039 oz/ton gold
•	Hole CR07-9 with 25 feet grading of 0.045 oz/ton gold
•	Hole CR07-12 with 30 feet grading 0.025 oz/ton gold
•	Hole CR08-13 with 30 feet grading 0.032 oz/ton gold and a second interval of 50 feet grading 0.024 oz/ton gold

Pinson Project, Nevada

The Pinson Mine property is located at the intersection of the Getchell Gold belt with the north end of the Battle Mountain Eureka trend. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone.

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold. Pursuant to the terms of the agreement, the Company completed its obligations to earn a 70 percent interest in the Pinson Mine Property and provided notice of its earn-in to PMC in January 2006. The Company has spent as of December 30, 2008 a total of approximately $16.0 million on the project, which has been expensed for accounting purposes. Expenditures for 2009 are undeterminable until the joint venture agreement is complete and a budget has been agreed to, which is expected to be complete in April 2009.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. In January 2009, PMC notified the company that it had reached its back-in requirement, which would result in the formation of a 70:30 joint venture with PMC holding a 70 percent interest.

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. The total Pinson project has measured plus indicated gold resource totalling 2.5 million tons grading 0.424 oz/ton gold containing 1.1 million ounces of gold and the inferred resource totalled 3.4 million tons grading 0.34 oz/ton gold containing 1.1 million ounces of gold all categories were calculated at a gold cut-off grade of 0.20 oz/ton .

The property includes 3,800 acres of patented fee lands wholly-owned by PMC, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly-owned by PMC, 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased by PMC) are included in the property position. Total acreage controlled by PMC and subject to the Earn-in Agreement is 14,018 acres. The property is subject to net smelter return (“NSR”) royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property. The weighted average royalty over the 14,018 acres is approximately 4.4% net smelter return.

Construction of a mineralized material stockpile area, four de-watering wells, settling ponds and associated pipelines were completed in 2008. Additional water rights are being obtained to facilitate further dewatering of the resource zone for deepening of underground workings. Around 2,000 feet of new underground drifting was completed by a contract mining company and a second access portal was collared, but not connected to existing workings. Total drilling from the inception of the project amounted to approximately 197,000 feet in 300 holes. During 2008, a total of 35,000 feet of RC drilling and 54,000 feet of core drilling were completed.

Reward Project, Nevada

Atna controls approximately 2,200 acres in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV. In total, the project consists of 113 unpatented mining claims, and 6 patented claims. Included in the above acreage are 14 unpatented lode claims under three mining leases, which expire in 2024 and 2025 and carry a 3 percent NSR royalty. Atna owns six patent placer claims totaling 220 acres that carry a 3 percent NSR royalty.

In March 2008, the Company completed a positive economic feasibility study for the Reward Gold Project, the results of which are contained in technical report dated March 21, 2008 prepared by Chlumsky, Armbrust & Meyer, LLC. titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada”, which is available on SEDAR at www.sedar.com. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 oz/ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 oz/ton and a strip ratio of 2.2 tons of waste per ton of ore. The Reward operation is expected to produce approximately 125,900 ounces of gold over a four year mine life at estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$40.3 million at a US$900 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. The undiscounted cash flow changes by US$12.5 million for every US$100 change in gold price without allowance for reserve expansion.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

The project has been carefully designed to create a small environmental footprint and the permitting process is well advanced. The mine plan of operations has been declared administratively complete; air pollution and water pollution control permits, and a water point of discharge permits have been issued. Biologic assessment studies have been completed and a biologic opinion has been issued. The environmental assessment study has been completed and released for public comment.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million for the base case. The cost for reclamation and closure bonds of approximately US$5.3 million was estimated using the State of Nevada statutory cost estimating model and is subject to final approval by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash. This amount would be in addition to the capital estimates stated above.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Canyon’s Briggs Mine in Inyo County, California or to a third party processing facility.

Columbia Gold Property, Montana

The Columbia property (formerly Seven-Up Pete) is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access is by dirt roads from a paved highway that crosses the property.  The property consists of approximately 24 patented and 68 unpatented mining claims containing approximately 1,800 acres. The patented claims are subject to NSR royalties that range from 0% to 6%.

A historic, non NI43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study” dated September 1991 by Phelps Dodge Corporation. The estimate of mineral resource for Columbia totaled 10.9 million tons of proven and probable (Measured and Indicated) with a grade of 0.060 oz/ton containing 659,000 ounces of gold. In addition, the report quotes a possible (Inferred) resource of 3.0 million tons at a grade of 0.063 oz/ton containing 190,000 ounces of gold. A cutoff grade of 0.02 oz/ton was used in the estimate. The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. Separate categories of Proven and Probable mineral reserve were developed in the report based on open pit design with estimated economics consistent with current standards for mineral reserve estimation and reflecting the economic environment at the time of the study.

Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to  estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Timber logging operations have commenced at the property due to the start of a pine beetle infestation. Proceeds from the logging operations are being shared with underlying landholders. Baseline environmental monitoring studies are starting and another round of flotation and gravity gold recovery test work is planned for 2009.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Mineralization occurs in north to northwest-trending faults that have localized quartz-pyrite-alteration and precious metal mineralization. The structures generally dip west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, and in lower grade shattered zones between the high grade veins. Gold mineralization occurs as free gold as well as submicroscopic particles associated with pyrite.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Exploration Activities

Clover, Nevada

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Clover is a low-sulfidation, vein-hosted epithermal gold prospect on the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold of 0.020-0.070 parts per million.

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property. The claims are subject to a 3% NSR royalty, which can be purchased for US$1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$0.3 million of which US$0.2 million has been paid as of year-end. The Clover property is subject to a finder’s fee capped at US$0.5 million of which US$0.1 million has been paid with annual payments of US$30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project. To earn 51% Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a 4 year period. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010. Exploration work commitments for the year period ending on November 28, 2009 and 2010 total US$1.0 and US$1.5 million, respectively.

Yamana commenced a second round of drilling that included 10 reverse circulation rotary drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. The ongoing program will focus on expansion of this zone and test new target areas on the property. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Adelaide and Tuscarora, Nevada

Adelaide and Tuscarora are late stage gold exploration properties located respectively in Humboldt and Elko Counties in Nevada. They were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont. Under this agreement, the Company is required to spend a total of US$3.0 million on both projects over five years to earn an interest. The Company retained the right to sublease either property to third parties to meet obligations under the agreement.

On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. (TSX:GP) of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement. Atna received an initial payment of approximately US$0.5 million on closing of the transaction. Golden Predator has completed the US$0.4 million commitment for 2008.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment due in December 2008. Atna may receive additional option payments through 2011 in either cash or stock until Golden Predator has met spending commitments or until notice of cancellation. The remaining exploration spending obligations under the Newmont agreement for 2009 through 2011 amount to US$1.2 million. Atna may receive up to an additional US$0.8 million from Golden Predator over that same period. Atna will retain a 1.5 percent NSR royalty on both properties, subject to certain limitations. In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

On January 6, 2009 Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in South-eastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 4.3 m of 15.42 gram per ton (“gm/t”) (14 ft of 0.45 oz/t) gold, including 1.5 m of 31.7 gm/t (5 ft of 0.93 oz/t) gold and 35 gm/t silver, from 85 m (280 ft) drill depth.

On March 5, 2009, Golden Predator announced that shareholders approved the arrangement between the Company and Golden Predator Royalty & Development Corp. ("GPRD") at the special meeting of shareholders held March 4, 2009 that will result in the spin-out of Golden Predator Royalty & Development Corp. The Adelaide and Tuscarora properties will be operated by GPRD.

Sand Creek and Converse Uranium Joint Ventures, Wyoming

Drilling has clearly demonstrated the presence of “roll front” style uranium mineralization on the Sand Creek joint venture property in Wyoming, which is owned 70% by Atna and 30% by Uranium One.

Effective February 2, 2009, Atna’s subsidiary, Canyon Resources, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon has resigned as manager of the Sand Creek joint venture. Horizon Wyoming shall be the new manager. Ownership of the Sand Creek Uranium Joint Venture now is  70% Atna, through Horizon Wyoming, and 30% Uranium One Exploration USA Inc. Atna is working with Uranium One to determine the future program for this project.

The Sand Creek uranium joint venture area of interest is located to the south and east of Douglas Wyoming and was identified by Canyon and its former joint venture partners during an aggressive uranium exploration effort in the early 1980’s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant grades. Drilling intercepts include: 10 feet grading 0.119% eU3O8, including 4.5 feet grading 0.241% eU3O8 in hole SR07-9; 7 feet grading 0.075% eU3O8, including 0.133% e eU3O8 in hole SR-10; and 13.5 feet grading 0.142% eU3O8, including 0.288% eU3O8 in hole SR07-11. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from 5 to 20 feet in thickness and occasionally range up to 45-feet thick.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Closure Property

Kendall Mine, Montana

The Kendall Mining District is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. The property consists of approximately 1,052 acres in 70 patented claims and fee land. The Kendall Mine commenced operation in September 1988 and was developed as an open-pit, heap-leach gold mine. The Kendall Mine permit area covers approximately 1,040 acres of which approximately 455 acres are disturbed.  As of December 31, 2008, a total of 365 acres or approximately 80 percent of the disturbed mining area has been reclaimed. Contouring and placement of top soil on all disturbed areas, with the exception of the leach pad areas was substantially completed by end of 2008. Atna has approximately $2.8 million on deposit in an interest bearing account with the Montana Department of Environmental Quality (“MDEQ”) for reclamation at the Kendall Mine.

In February 2002, the MDEQ issued a decision that a comprehensive environmental impact study (“EIS”) is required for completion of reclamation at Kendall. This EIS study has not been completed. In 2006, Atna received approvals from the MDEQ to allow it to commence leach pad capping operations. During 2008, the placement of a bentonite amended basal layer on all leach pad areas was completed.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The Kendall Mine uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Legal Issues

McDonald Gold Property, Montana

A lawsuit was filed against the State of Montana to recover value lost due to changes in the Montana mining law and the cancellation of mineral leases related to the Company’s wholly-owned Seven-Up Pete Joint Venture’s interest in the McDonald Gold Project.

In October, 2008, the petition for writ of certiorari with US Supreme Court in the case Seven-Up Pete Venture, et al. v Brian Schweitzer, et al. was denied. Consequently, there are no further options to pursue the case and no additional actions are planned.

Kendall Mine Lawsuits

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was US$0.1 million and the Company maintains a balance of US$0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of December 31, 2008. In January 2009, the final outstanding lawsuit was dismissed with prejudice and the US$0.2 million held by the Court was released to the Company.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Summary of Reserves and Resources

Mineral Reserve- Proven and Probable

Category	Tons	Au (oz/t)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,390,000	0.023	147,000
Probable	6,075,000	0.020	120,000
Briggs reserves	12,465,000	0.021	267,000

Reward (2) - 100% Atna
Proven	1,314,000	0.027	36,000
Probable	5,110,000	0.024	121,000

Reward reserves	6,424,000	0.024	157,000

Total reserves	18,889,000	0.022	424,000

1.	Briggs 0.007 oz/ton incremental leach cut-off grade & US$750 per ounce gold
2.	Reward 0.01 oz/ton cut-off grade & US$700 per ounce gold

Mineral Resource-Measured, Indicated and Inferred (5)

Category	Tons	Au (oz/t)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	20,688,000	0.027	550,000
Reward - 100% (2)	11,003,000	0.024	259,000
Pinson - 30% (3,4)	752,000	0.424	319,000
Total measured & indicated	32,443,000	0.035	1,128,000

Inferred
Briggs - 100% (1)	6,686,000	0.026	175,000
Reward - 100% (2)	2,819,000	0.018	51,000
Pinson - 30% (3,4)	1,012,000	0.340	344,000
Total inferred	10,517,000	0.054	570,000

1.	1. Briggs press release February 18, 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson: Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
Resource estimates include proven and probable reserves and were based on the same cut-off grades as reserves

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project”. Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008” s defined by NI 43-101.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

Selected Annual Information

The following are selected annual information from the audited financial statements for the years ended December 31, 2008, 2007 and 2006:

Year ended	2008	2007	2006
Total revenues	$156,800	Nil	Nil
Net income (loss)	$20,315,600	$(3,348,300)	$(2,565,800)
Basic and diluted income (loss) per share	$0.26	$(0.05)	$(0.04)
Working capital	$18,131,300	$10,570,700	$13,927,400
Total assets	$82,082,200	$13,487,700	$15,894,800
Total liabilites	$9,912,900	$1,075,500	$534,900
Total shareholders' equity	$72,169,300	$12,412,200	$15,112,900
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Dec-08	Sep-08	Jun-08	Mar-08
Total revenues	Nil	Nil	$156,800	Nil
Income (loss) for the quarter	$3,470,600	$19,299,600	$(1,522,700)	$(931,900)
Basic and diluted income (loss) per share	$0.04	$0.23	$(0.02)	$(0.01)

Quarterly results ended	Dec-07	Sep-07	Jun-07	Mar-07
Total revenues	Nil	Nil	Nil	Nil
Loss for the quarter	$(768,400)	$(956,900)	$(814,600)	$(808,400)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Year Ended December 31, 2008 versus Year Ended December 31, 2007

For the year ended December 31, 2008, Atna recorded net income of $20.3 million, or basic income per share of $0.26, on proceeds of $21.0 million from the sale of royalties. This compares to a net loss of $3.3 million, or a basic loss per share of $0.05, on revenues of nil for the year ended December 31, 2007. The positive variance of $23.6 million was due primarily to the following factors:
•	Positive variance of $20.9 million in gain on asset disposals due to the sale of royalties.
•
Negative variance of $2.4 million in selling, general and administrative expenses due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations.

•	Positive variance related to new income tax benefits of $3.7 million related to available tax net operation losses carry forwards that are expected to be utilized in the future.
•	Negative variance of $1.5 million in provision for final site restoration due to an increase in expected final reclamation costs at the Kendall Mine that was acquired in the merger with Canyon.
•	Positive variance of $1.1 million in reduced property write-downs.
•	Negative variance of $0.4 million due to the accretion expense related to the Briggs and Kendall mines acquired in the Canyon Merger.
•
Positive variance of $2.4 million in other income and expense, excluding the impact of the royalty sale. The variance was due primarily to a $3.2 million positive variance in foreign exchange gains as a result of a weakening Canadian dollar on the proceeds of the royalty sale that was held in U.S. dollars partially offset by an $0.8 million negative variance from reduced gains on sale of marketable securities, write-off of marketable securities related shares held in Canadian exploration companies and reduced net interest income.

At December 31, 2008, Cash and short term investments totaled $20.6 million, which represented a net increase of $10.1 million during the year. The net increase was due primarily to the sale of the royalties for $21.6 million, positive effect of exchange rate changes on cash of $1.6 million, cash provided by exercise of stock options of $0.6 million offset by cash used in operating activities of $3.7 million and capital expenditures of $10.0 million.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

Results of Operations – Three Months Ended December 31, 2008 versus Three Months Ended December 31, 2007

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Atna recorded net income of $3.5 million, or basic income per share of $0.04, and there were no operating revenues for the fourth quarter ended December 31, 2008. This compares to a net loss of $0.8 million, or a basic loss per share of $0.01, and there were no operating revenues for the fourth quarter ended December 31, 2007. The positive variance of $4.3 million in net income was due primarily to the following factors:
•
Negative variance of $0.7 million in selling, general and administrative expenses due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations.

•	Negative variance of $1.5 million in provision for final site restoration due to an increase in expected final reclamation costs at the Kendall Mine that was acquired in the merger with Canyon.
•	Positive variance of $0.4 million in reduced exploration spending due to a focus on developing mine site resources and reserves during 2008.
•	Positive variance of $0.6 million due to writedowns of the acquisition cost of exploration properties.
•
Positive variance of $2.7 million in other income and expense due to a $3.5 million positive variance in foreign exchange as a result of a weakening Canadian dollar on the proceeds of the royalty sale that was held in U.S. dollars partially offset by a negative variance of $0.8 million from reduced gains on sale of marketable securities and the write-off of marketable securities related shares held in Canadian exploration companies.

•	Positive variance related to new income tax benefits of $3.7 million related to available tax net operation losses carry forwards that are expected to be utilized in the future.

Contractual Obligations

The Company’s material contractual obligations are as follows:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	3-5 years	5-years
Long term debt obligations	1,004,900	$-	$1,004,900	$-	$-
Capital lease obligations	56,500	56,500	-	-	-
Operating lease obligations	202,900	130,400	72,500	-	-
Asset retirement obligation[s]	5,992,100	753,200	4,753,600	66,200	419,100
Total	$7,256,400	$940,100	$5,831,000	$66,200	$419,100

Off-Balance Sheet Arrangements

As of December 31, 2008 there were no derivatives outstanding. As of March 23, 2009 the Company has the following gold derivatives outstanding (in USD):

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

		Expiry Date
Hedging Contract	Strike Price	2009	2010	Total	Fair Value
Owned Put Options	$800	3,000	-	3,000	$134,000

Sold Call Options	$1,300	3,000	-	3,000	$(84,000)

Forward Gold Sales	$955	3,000	-	3,000	$3,000

					$53,000

The Company has entered in to a zero cost gold collar and gold forward sales contracts in early 2009 that all expire in 2009. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009. The put and call option contracts are European style options that are settled net at the expiry date. The options have expiry dates from July to December at the rate of 500 ounces per month during 2009. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on a contract expiry date if the gold price is above the sold call option strike price of US$1,300 per ounce. The counterparty will pay the Company on a contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce. If the gold price on the contract expiry date falls between US$800 and US$1,300 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce.

The fair market value was estimated based on the gold price per once from the London PM Fix on March 20, 2009 of US$954. The net fair value of the hedge position will be positive to the Company when gold prices fall and be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Beginning in the first quarter of 2009, the Company will recognize fair value these derivative positions.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s recent sale of its royalty portfolio provided approximately US$20 million of net proceeds, which is sufficient to re-start and operate the Briggs Mine without additional financing. Based on the current stock price, Atna does not expect the exercise of options and warrants to be a significant source of funds during 2009.

Gold production from the Briggs Mine is expected to be approximately 19,000 ounces during 2009. When the Briggs mine is operating at full production level, annual gold production is expected to range from 40,000 to 50,000 ounces per year. The estimated total capital requirements during 2009 to complete the Briggs Mine and sustain operations are expected to be approximately US$11 million inclusive of capitalized lease payments. The Briggs Mine is expected to produce gold through the year 2014 based upon the current mine plan, which was determined using a gold price of US$750 per ounce. Cash cost of operation is projected to be approximately US$470 per ounce produced with no project debt service, which is expected to generate positive cash flow in today’s gold markets.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

The Company entered in to gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2009. The hedge position represents approximately 30 percent of the expected production during 2009. The floor price of the gold hedges are currently higher than our mine planning price and if the hedge reaches the 50 percent limit of production it may help support a higher mine planning price. If the Company used a higher gold price for mine planning it could increase the size and scope of the project. A larger project may require increased stripping cost to uncover additional ore that may result in increased cash cost of operations on more ounces of gold production.

In early 2009, the Company was granted a US$10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. During the first quarter of 2009, the Company leased approximately US$2.6 million of mining equipment under the line of credit.

Cash balances for the Company as of March 23, 2009 are approximately $12.0 million.  The reduction in cash since December 31, 2008 primarily reflects ongoing development and start-up costs at the Briggs Mine.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets continue to lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

In September 2008, the Company sold its portfolio of royalty interests for US$20 million. The sale of the royalties resulted in a gain and proceeds of approximately $21.1 million.

During the fiscal year ended December 31, 2008, there were 850,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.6 million. Canyon is now a wholly-owned US subsidiary of Atna.

The following table summarizes common shares outstanding as of December 31, 2008:

Number of
Shares
Shares Outstanding, January 1, 2008	64,722,588
Exercise of stock options	850,000
Issuance for merger	17,114,237
Issuance for property purchase	604,308
Shares Outstanding, December 31, 2008	83,291,133

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Convertible Debentures

There are $1.0 million of 6% debentures outstanding, which are denominated in US dollars. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the year ended December 31, 2008 and 2007 totaled $10.0 million and $2.1 million, respectively. The spending in 2008 was due primarily to the capitalization of development costs at the Briggs Mine and the acquisition of the Columbia property claims. Total capital spending for 2009 is expected to be approximately US$11 million most of which is related to completion of the Briggs Mine. Additional capital spending will be required to begin developing the Reward Mine in Nevada, but that mine’s development is subject to permit and financing completion.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2008:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
June 1, 2009	987,360	4.69
May 25, 2011	2,435,294	2.20
Total/average	3,422,654	$2.92

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment. Additional reclamation bonds may be required to fully implement the current mine plan or to expand the mine plan at the Briggs Mine. These additional bonds may need to be funded with cash if an agreement cannot be reached with a third party surety.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of March 23, 2009, US$0.5 million remains to be funded to the collateral account that will be made in two equal payments in 2009 and 2010. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Related Party Transactions

During the year, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

The Company is subject to the risks associated with gold hedging derivatives as previously described in the section Off-Balance Sheet Arrangements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Stock Options

The following table summarizes the stock options outstanding and exercisable at December 31, 2008:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.45	$ 0.82	2,292,500	5.0	$0.45	1,146,250	5.0	$0.45
$ 0.83	$ 1.32	857,640	3.1	$1.32	441,320	3.1	$1.32
$ 1.33	$ 1.36	1,550,900	1.5	$1.36	1,175,900	1.4	$1.36
$ 1.37	$ 2.01	570,000	0.1	$2.01	570,000	0.1	$2.01
$ 0.45	$ 2.01	5,271,040	3.1	$1.03	3,333,470	2.6	$1.15

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's DC&P and have concluded that the Company's DC&P are effective as at December 31, 2008.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's ICFR for the year ended December 31, 2008 and have concluded that the Company’s ICFR are effective as at December 31, 2008.

There has been no change in the Company’s IFCR that occurred during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s IFCR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), four members of which were elected to annual terms in May 2008, one member of which was elevated to a three-year term in May 2007 and one member of which was elected to a three-year term in April 2006. The members elected to three-year terms will serve the remainder of their three-year rotation and then be subject to election to annual terms by the shareholders of the Company as are the other members. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007 and 2006, is to decrease mineral properties and increase accumulated deficit by $16.0 million and $17.9 million respectively. The effect of this change on the restated consolidated statements of operations for year ended December 30, 2007 and 2006, is to (decrease) increase exploration expenses and net loss by ($1.9) million and $2.9 million, respectively; and the restated net loss per share (decreased) increased by ($0.02) and $0.05, respectively.

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may materially affect the Company’s accounting policies. Management intends to develop a project plan to identify differences in accounting policies and begin researching the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply consolidated financial statements, Section 1601, and non-controlling interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts business combinations, Section 1582, and non-controlling interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts business combinations, Section 1582, and consolidated financial statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an affect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

The FASB has issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  Statement 162 is effective November 15, 2008 and is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements”(SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS  157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the fist fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects a significant impact on its US GAAP reconciliation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risks and Uncertainties

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations in inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel will be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title.  The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. As a mining company in the exploration and development stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through the use of equity, debt, asset sales, joint ventures or by other means. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and marketability of securities of speculative exploration and development mining companies. There is no assurance that the Company will be successful in obtaining additional financing beyond its current position.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty.  Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also by numerous variables including ore grade and gold recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs, and numerous other factors. Other production risk factors may include labor strife, slope failure, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, availability of consumables used in mining, mine plan implementation, weather and other operational factors.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2008, which can be found on SEDAR at www.sedar.com.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008

Outlook

The remainder of 2009 will focus primarily on placing the Briggs Mine into production and completing the permitting of the Reward Project. As a result of the merger with Canyon and the US$20 million sale of the Company’s royalty portfolio, the combined Company is well positioned to bring the Briggs Mine into production during the second quarter of 2009 and ultimately develop the Reward and Pinson Projects as financial market conditions allow. The Company’s key milestone for 2009 is the re-start of the Briggs Mine and completion of permits for the Reward Gold Project, but the Company will continue to consider new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.